Exhibit 4.lll

Scarsdale Equities LLC
MEMBER FINRA, SIPC
10 ROCKEFELLER PLAZA
SUITE 720
NEW YORK. NY 10020
TEL +1 212 433-1375   FAX +1 212 969-9013

December 7, 2009

Mr. Gordon Cummings
Chief Executive Officer
Kimber Resources Inc.
800 West Pender Street
Suite 215
Vancouver, British Columbia
Canada, V6C 2V6

Re: Engagement Letter

Dear Mr. Cummings:

Scarsdale Equities LLC ("Scarsdale") would be pleased to act as financial advisor and principal placement agent for Kimber Resources Inc. (the "Company") in connection with the proposed offering described below, subject to the terms and conditions of this letter agreement (the "Agreement").

1.	The Offering.

1(a) During the Offering Engagement Period (as defined in Section 5, below). Scarsdale will be the financial advisor to the Company with respect to the proposed offering (the "Offering") of the Company's Common Stock (the "Securities") (plus a 15% over-allotment option). The actual terms of the Offering will depend on the outcome of Scarsdale's due diligence investigation and market conditions, and will be subject to negotiation between the Company and Scarsdale at that time. The Offering shall not include a private placement of Securities in Canada that the Company contemplates completing approximately at the same time as the Offering (the "Canadian Placement").

1(b) Scarsdale intends to conduct the Offering on a best efforts basis, only after execution of a placement agreement, which will include customary representations and warranties, covenants, conditions, termination provisions and indemnification, contribution and limitation of liability, all satisfactory to Scarsdale in its sole discretion. Scarsdale's willingness to execute a placement agreement and conduct the Offering will be subject to its satisfaction, in its sole discretion and judgment, with market conditions and the results of its due diligence investigation of the Company and its business.

1(c) Except in connection with (i) acquisitions or pursuant to the exercise of warrants and options outstanding prior to the closing of the Offering, (ii) the Company's right to adopt a stock option plan of Common Stock and (iii) the Canadian Placement, the Company will not, without Scarsdale's prior written consent (1) sell any shares of capital stock or issue warrants or options, except pursuant to the Company's employee benefit plans described in the Registration Statement and the 2002 Stock Option Plan and the 2007 Stock Option Plan, or (2) purchase any shares of capital stock of the Company during the Offering Engagement Period. As a condition to the closing of the Offering, the Company shall obtain from each of its officers and directors who own greater than 5% of the Company's outstanding shares upon the closing of the Offering, written lock-up agreements restricting each such person from selling any shares of Common Stock of the Company for a period of sixty days after the closing of the Offering, other than intra-family transfers or transfers to trusts for estate planning purposes, without the prior written consent of Scarsdale.

Kimber Resources. Inc.
December 7, 2009

2.	Information to be Supplied: Confidentiality

2(a) In connection with Scarsdale's activities on behalf of the Company, the Company will furnish Scarsdale with all financial and other information regarding the Company that Scarsdale reasonably believes appropriate to its assignment (all such information so furnished by the Company, whether furnished before or after the date of this Agreement, being referred to herein as the “Information”). The Company will provide Scarsdale with access to the officers, directors, employees, independent accountants, legal counsel and other advisors and consultants of the Company. The Company recognizes and agrees that Scarsdale (i) will use and rely primarily on the Information without independently verifying the Information, (ii) does not assume responsibility for the accuracy of the Information, and (iii) will not make an appraisal of any assets or liabilities owned or controlled by the Company or its market competitors.

2(b) Scarsdale will maintain the confidentiality of the Information and, unless and until such information shall have been made publicly available by the Company or by others without breach of a confidentiality agreement, shall disclose the Information only as authorized by the Company or as required by law or by order of a governmental authority or court of competent jurisdiction. In the event that Scarsdale is legally required to make disclosure of any of the Information, Scarsdale will give notice to the Company prior to such disclosure, to the extent that Scarsdale can practically do so.

The foregoing paragraph shall not apply to information that:

(i)	at the time of disclosure by the Company is, or thereafter becomes, generally available to the public, other than as a direct result of' a breach by Scarsdale of its obligations under this Agreement:

(ii)	prior to or at the time of disclosure by the Company, was already in the possession of Scarsdale or any of its affiliates:

(iii)

at the time of disclosure by the Company or thereafter, is obtained by Scarsdale or any of its affiliates from a third party who Scarsdale reasonably believes to be in possession of the information not in violation of any contractual, legal or fiduciary obligation to the Company with respect to that information; or

Kimber Resources, Inc.
December 7, 2009

(iv)	is independently developed by Scarsdale or its affiliates as evidenced by its written records.

2(c) Nothing in this Agreement shall be construed to limit the ability of Scarsdale or its affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with entities other than the Company, notwithstanding that such entities may be engaged in a business which is similar to or competitive with the business of the Company, and notwithstanding that such entities may have actual or potential operations, products, services, plans, ideas, customers or suppliers similar or identical to the Company's, or may have been identified by the Company as potential merger or acquisition targets or potential candidates for some other business combination, cooperation or relationship; provided, however, that Scarsdale may not use the Information in such matters. The Company expressly acknowledges and agrees that it does not claim any proprietary interest in the identity of any other entity in its industry or otherwise, and that the identity of any such entity is not confidential information.

2(d) The Company acknowledges that all advice (written or oral) given by Scarsdale to the Company is intended solely for the benefit and use of the Company. Other than to the extent required to be reflected in Board and committee meeting minutes, no advice (written or oral) of Scarsdale hereunder shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner, or for any purpose, nor shall any public references to Scarsdale be made by the Company (or such persons), without the prior written consent by Scarsdale.

3.	Fees and Expenses.

3(a)Concurrently with the consummation of the Offering, the Company shall pay in cash to Scarsdale a fee (the "Fee") equal to 4.5% of the gross proceeds received from the sale of the Securities in the Offering, which Fee is to be paid as a cash fee at closing. The Company shall not be obligated to pay the Fee in connection with the Canadian Placement. Scarsdale agrees that the Fee is contingent on the Closing of the purchase and sale of Securities pursuant to the Offering and the Company will not be obligated to pay the Fee unless the sale of such Securities is consummated.

3(b) The Company agrees, assuming a successful completion of the Offering, to reimburse Scarsdale upon request for its out of pocket expenses incurred in connection with its services under this Agreement, including the fees and disbursements of Scarsdale's legal counsel (the "Expense Reimbursement"), not to exceed $30,000.

3(c)The Company acknowledges and agrees that it will be responsible for and shall pay all costs and expenses incident to the purchase. sale and delivery of Securities in the Offering, including, without limitation, all fees and expenses of filing with the SEC and the FINRA; all Blue Sky fees and expenses; lees and disbursements of counsel and accountants for the Company; printing costs: and the road show costs and expenses of Company personnel.

Kimber Resources. Inc.
December 7, 2009

4.       Indemnification, Contribution, and Limitation of- Liability. The Company agrees to indemnify Scarsdale and its controlling persons, representatives and agents in accordance with the indemnification provisions set forth in Appendix I, which is incorporated herein by this reference, regardless of whether the proposed Offering is consummated.

5.       Terms of Offering Engagement Period, Survival of Provisions

5(a) The term of Scarsdale's engagement with respect to the Offering (the "Offering Engagement Period") shall be for six months commencing on the date of execution of this Agreement; provided, however, that either party may terminate the Offering Engagement Period at any time upon 10 days written notice to the other party. The indemnification provisions of Section 4 and Appendix I and the provisions of Section 5(b) and 5(d) shall survive termination of the Offering Engagement Period and this Agreement.

5(b) With respect to the expenses set forth in Section 3, upon termination of the Offering Engagement Period, Scarsdale shall be entitled to collect all such fees and expenses accrued through the date of termination. In the event that the Company terminates the Offering Engagement Period, the Company acknowledges and agrees that it shall pay to Scarsdale the compensation set forth in Section 3 with respect to any purchaser of Securities introduced (in person or by telephone) by Scarsdale to the Company which purchases Securities from the Company within six (6) months of the termination of the Offering Engagement Period.

5(c) During the Offering Engagement Period, the Company will not solicit or negotiate with any other person to act as financial advisor, underwriter, or placement agent or to provide other investment banking services to the Company.

5(d) The Company acknowledges that the efforts of Scarsdale in performing the services described herein will be of substantial assistance to the Company in enabling it to access the capital markets. Therefore, if the Offering is not consummated during the Offering Engagement Period, for reasons other than the termination of the Offering Engagement Period by Scarsdale pursuant to Section 5(a), and the Company (i) completes a similar offering of its securities in lieu of the Offering where Scarsdale is not a co-manager to any person, introduced (in person or by telephone) to the Company by Scarsdale during the Offering Engagement Period, or (ii) enters into any other transaction with any such person(s), during the six month period following termination of the Offering Engagement Period, in consideration of Scarsdale's efforts during the Offering Engagement Period, the Company shall pay Scarsdale upon the closing of such transaction, a cash fee equal to the amount set forth in Section 3(a) with respect to any such person(s).

6.       Independent Contractor, Registered Broke/Dealer. The Company acknowledges and agrees that it is a sophisticated business enterprise and that Scarsdale has been retained pursuant to this Agreement to act as financial advisor to the Company solely with respect to the matters set forth herein. In such capacity, Scarsdale shall act as an independent contractor, and any duties of Scarsdale arising out of its engagement pursuant to this Agreement shall be contractual in nature and shall be owed solely to the Company.

Kimber Resources, Inc.
December 7, 2009

Scarsdale is a full service securities firm that engages in securities trading and brokerage activities, in addition to providing investment banking and financial advisory services. Scarsdale represents to the Company that it is a registered broker dealer under the Securities Exchange Act of 1934, as amended, and is a member firm of the Financial Industry Regulatory Authority.

7.      Beneficiaries. This Agreement shall inure to the sole and exclusive benefit of Scarsdale and the Company and the persons referred to in Appendix I and their respective successors and representatives. The obligations and liabilities under this Agreement shall be binding upon Scarsdale and the Company.

8.      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of New York applicable to contracts executed and to be wholly performed therein without giving effect to its conflicts of laws principles or rules. The Company and Scarsdale agree that any dispute concerning this Agreement shall be resolved through binding arbitration before the FINRA pursuant to its arbitration rules, except for claims pursuant to Appendix I. Arbitration will be venued in New York County.

9.      Amendments. This Agreement may be modified or amended, or its provisions waived, only by a writing signed by the person or persons against whom enforcement of the modification, amendment or waiver is sought.

10.      Announcements of Offering. If the Offering is consummated and Scarsdale acted as placement agent, Scarsdale may, at its option and expense, place an announcement in such newspapers and periodicals as Scarsdale may choose stating that Scarsdale has so acted, and the capacity in which it has acted.

11.      No Commitment. This Agreement does not and will not constitute any agreement, commitment or undertaking, express or implied on the part of Scarsdale or any affiliate to purchase or to sell any securities or to provide any financing and does not ensure the successful arrangement or completion of the Offering or any other transaction.

12.      Entire Agreement. This Agreement constitutes the entire Agreement between the parties and supersedes and cancels any and all prior or contemporaneous arrangements, understandings and agreements, written or oral, between them relating to the subject matter hereof.

13.      Severability. If any portion of this Agreement shall be held or made unenforceable or invalid by a statute, rule, regulation, decision of a tribunal or otherwise, the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect. And, to the fullest extent, the provisions of the Agreement shall be severable.

Kimber Resources. Inc.
December 7, 2009

14.      Headings. The descriptive headings of the paragraphs, subparagraphs and Appendixes of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretations of this Agreement.

15.      Failure or Delay No Waiver. It is understood and agreed that failure or delay by either the Company or Scarsdale in exercising any right, power or privilege hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Kimber Resources, Inc.
December 7, 2009

If the foregoing terms correctly set forth our agreement, please sign and return to us a duplicate copy of this Agreement. We look forward to working with you toward the successful conclusion of this engagement and developing a long-term relationship with the Company.

Very truly yours,

SCARSDALE EQUITIES LLC

By:	/s/ Wade Black
Wade Black
Chief Operating Officer

Confirmed and accepted as of
this 7th day of December, 2009:

KIMBER RESOURCES, INC.

By:	/s/ Gordon Cummings
Gordon Cummings
Chief Executive Officer

Kimber Resources, Inc.
December 7, 2009

APPENDIX I

INDEMNIFICATION AND CONTRIBUTION

The Company agrees to indemnify and hold harmless Scarsdale and its affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended) and their respective directors, officers, employees, agents and controlling persons (Scarsdale and each such person being an "Indemnified Party") from and against all losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof), joint or several, to which such Indemnified Party may become subject tinder any applicable federal or state law, or otherwise, which are related to or result from the performance by Scarsdale of the services contemplated by or the engagement of Scarsdale pursuant to, this Agreement and will promptly reimburse any Indemnified Party for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of preparation for or defense arising from any threatened or pending claim, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by the Company. The Company will not be liable to any Indemnified Party under the foregoing indemnification and reimbursement provisions, (i) for any settlement by an Indemnified Party effected without its prior written consent (not to be unreasonably withheld); or (ii) to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from Scarsdale's willful misconduct or gross negligence. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to or arising out of the engagement of Scarsdale pursuant to, or the performance by Scarsdale of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is found in a final judgment by a court of competent jurisdiction to have resulted primarily from Scarsdale's willful misconduct, bad faith or gross negligence.

Promptly after receipt by an Indemnified Party of notice of any intention or threat to commence an action, suit or proceeding or notice of the commencement of any action, suit or proceeding, such Indemnified Party will, if an indemnification claim in respect thereof is to be made against the Company pursuant hereto, promptly notify the Company in writing of the same. In case any such action is brought against any Indemnified Party and such Indemnified Party notifies the Company of the commencement thereof, the Company may elect to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and an Indemnified Party may employ counsel to participate in the defense of any such action provided, that the employment of such counsel shall be at the Indemnified Party's own expense, unless (i) the employment of such counsel has been authorized in writing by the Company, (ii) the Indemnified Party has reasonably concluded (based upon advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the Company, or that a conflict or potential conflict exists (based upon advice of counsel to the Indemnified Party) between the Indemnified Party and the Company that makes it impossible or inadvisable for counsel to the Indemnifying Party to conduct the defense of both the Company and the Indemnified Party (in which case the Company will not have the right to direct the defense of such action on behalf of the Indemnified Party), or (iii) the Company has not in fact employed counsel reasonably satisfactory to the Indemnified Party to assume the defense of such action within a reasonable time after receiving notice of the action, suit or proceeding, in each of which cases the reasonable fees, disbursements and other charges of such counsel will be at the expense of the Company; provided, further, that in no event shall the Company be required to pay fees and expenses for more than one firm of attorneys representing Indemnified Parties. Any failure or delay by an Indemnified Party to give the notice referred to in this paragraph shall not affect such Indemnified Party's right to be indemnified hereunder, except to the extent that such failure or delay causes actual harm to the Company, or prejudices its ability to defend such action, suit or proceeding on behalf of such Indemnified Party.

Kimber Resources. Inc.
December 7, 2009

If the indemnification provided for in this Agreement is for any reason held unenforceable by an Indemnified Party, the Company agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is held unenforceable (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Scarsdale on the other hand, of the Offering as contemplated whether or not the Offering is consummated or, (ii) if (but only if) the allocation provided for in clause (i) is for any reason unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand and Scarsdale, on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and Scarsdale of the Offering as contemplated shall be deemed to be in the same proportion that the total value received or contemplated to be received by the Company or its shareholders, as the case may be, as a result of or in connection with the Offering bear to the fees paid or to be paid to Scarsdale under this Agreement. Notwithstanding the foregoing, the Company expressly agrees that Scarsdale shall not be required to contribute any amount in excess of the amount by which fees paid Scarsdale hereunder (excluding reimbursable expenses), exceeds the amount of any damages which Scarsdale has otherwise been required to pay.

The Company agrees that without Scarsdale's prior written consent, which shall not be unreasonably withheld, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provisions of this Agreement (in which Scarsdale or any other Indemnified Party is an actual or potential party to such claim. action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company in which such Indemnified Party is not named as a defendant. the Company agrees to promptly reimburse Scarsdale on a monthly basis for all expenses incurred by it in connection with such Indemnified Party's appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel.

Kimber Resources, Inc.
December 7, 2009

If multiple claims are brought with respect to at least one of which indemnification is permitted under applicable law and provided for under this Agreement, the Company agrees that any judgment or arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the judgment or arbitration award expressly states that it, or any portion thereof, is based solely on a claim as to which indemnification is not available.